Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

October 25, 2006

3.

News Release

October 25, 2006 via CCNMatthews.

4.

Summary of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Corporation”) announces that Dr. Harold Elke has been appointed to the board of directors.  Also, the Corporation announces the resignation of Richard J. Sharples from the board of directors.

5.

Full Description of Material Change

Titan announces that Dr. Harold Elke has been appointed to the board of directors.  Dr. Elke will also serve as a member of Titan’s audit committee.  Dr. Elke has extensive business experience in both Europe and Asia, and in commercial real estate in Canada.

Also, the Corporation announces the resignation of Richard J. Sharples from the board of directors.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

October 25, 2006